1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2009
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan

(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

Taiwan Semiconductor Manufacturing Company Limited
April 10, 2009
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties,
3) endorsements and guarantees, and 4) financial derivative transactions for the period of Mar. 2009.
1) Sales volume (in NT$ thousand)

Period	Items	2009	2008
Mar.	Net sales	13,619,497	26,561,739
Jan.-Mar.	Net sales	37,559,694	85,230,103
2)	Funds lent to other parties (in NT$ thousand): None

3)	Endorsements and guarantees (in NT$ thousand): None

4)	Financial derivative transactions (in NT$ thousand)

TSMC

Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Single Option		Combined Option
	Futures	Forward	Swap	Sell	Buy	Sell	Buy	Others
Margin Payment	—	—	—	—	—		—	—
Premium Income (Expense)	—	—	—	—	—		—	—
Outstanding Contracts
Notional Amount	—	7,249,655	4,464,015	—	—	—	—	—
Mark to Market Profit/Loss	—	201,152	25,301	—	—	—	—	—
Unrealized Profit/Loss	—	206,984	60,628	—	—	—	—	—
Expired Contracts
Notional Amount	—	41,637,397	17,083,153	—	—	—	—	—
Realized Profit/Loss	—	(532,238)	(177,756)	—	—	—	—	—
TSMC’s subsidiaries
Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Single Option		Combined Option
	Futures	Forward	Swap	Sell	Buy	Sell	Buy	Others
Margin Payment	—	—	—	—	—	—	—	—
Premium Income (Expense)	—	—	—	—	—	—	—	—
Outstanding Contracts
Notional Amount	—	273,608	—	—	—	—	—	—
Mark to Market Profit/Loss	—	(146)	—	—	—	—	—	—
Unrealized Profit/Loss	—	1,148	—	—	—	—	—	—
Expired Contracts
Notional Amount	—	279,609	—	—	—	—	—	—
Realized Profit/Loss	—	(1,534)	—	—	—	—	—	—

TSMC March 2009 Sales Report
Hsinchu, Taiwan, R.O.C. — April 10, 2009 — TSMC (TAIEX: 2330, NYSE: TSM) today announced its net sales for March 2009: on an unconsolidated basis, sales were approximately NT$13.62 billion, an increase of 18.4 percent over February 2009 and a decrease of 48.7 percent from March 2008. Revenues for January through March 2009 totaled NT$37.56 billion, a decrease of 55.9 percent compared to the same period in 2008.
On a consolidated basis, net sales for March 2009 were approximately NT$ 14.20 billion, an increase of 16.6 percent over February 2009 and a decrease of 47.7 percent from March 2008. Revenues for January through March 2009 totaled NT$39.50 billion, a decrease of 54.8 percent compared to the same period in 2008.
TSMC Sales Report (Unconsolidated):
(Unit: NT$ million)

Net Sales	2009*	2008	Increase (Decrease)%
March	13,619	26,562	(48.7)
January through March	37,560	85,230	(55.9)

*	Year 2009 figures have not been audited.
TSMC Sales Report (Consolidated):
(Unit: NT$ million)

Net Sales	2009*	2008	Increase (Decrease) %
March	14,198	27,128	(47.7)
January through March	39,500	87,480	(54.8)

*	Year 2009 figures have not been audited.

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Ms. Lora Ho	Mr. J.H. Tzeng	Mr. Richard C.Y. Chung	Mr. Michael Kramer
Vice President and CFO	Deputy Director	Technical Manager	Principal Specialist
Tel: 886-3-566-4602	PR Department, TSMC	PR Department, TSMC	PR Department, TSMC
	Tel: 886-3-505-5028	Tel: 886-3-563-6688 ext.	Tel: 886-3-563-6688 ext.
	Mobile: 886-928-882607	7125038	7126216
	E-Mail: jhtzeng@tsmc.com	Mobile: 886-911-258751	Mobile: 886-926-026632
		E-Mail: cychung@tsmc.com	E-Mail: pdkramer@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: April 10, 2009	By:	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer